Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year Ended February 29, 2016

- Quarterly Net Revenues up by 42.1% Year-Over-Year

- Quarterly Non-GAAP Income from Operations up by 25.2% Year-Over-Year

- Fiscal Year Net Revenues up by 42.9%

- Fiscal Year Non-GAAP Income from Operations up by 29.4% Year-Over-Year

- Fiscal Year Net Income Attributable to TAL up by 53.2%

(Beijing–April 28, 2016)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 29, 2016.

Highlights for the Fourth Quarter of Fiscal Year 2016

-	Net revenues increased by 42.1% year-over-year to US$175.0 million from US$123.2 million in the same period of the prior year.
-	Income from operations increased by 12.1% to US$16.6 million from US$14.9 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 25.2% to US$25.2 million from US$20.2 million in the same period of the prior year.
-	Net income attributable to TAL was US$10.9 million, compared to US$13.7 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$19.5 million, compared to US$19.0 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.14 and US$0.13, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.24 and US$0.23, respectively. Each ADS represents two Class A common shares.
-	Total student enrollments increased by 56.9% year-over-year to approximately 788,320 from approximately 502,350 in the same period of the prior year.
-	Total physical network increased from 301 in 24 cities as of November 30, 2015 to 363 learning centers in 25 cities as of February 29, 2016, including 41 learning centers in 5 cities from the new business acquisition of Firstleap Education (“Firstleap”).

Highlights for the Fiscal Year Ended February 29, 2016

-	Net revenues increased by 42.9% year-over-year to US$619.9 million from US$434.0 million in fiscal year 2015.
-	Income from operations increased by 26.5% to US$85.1 million from US$67.2 million in fiscal year 2015.
-	Non-GAAP income from operations increased by 29.4% to US$110.9 million from US$85.7 million in fiscal year 2015.
-	Net income attributable to TAL increased by 53.2% year-over-year to US$102.9 million from US$67.2 million in fiscal year 2015.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 50.4% year-over-year to US$128.7 million from US$85.6 million in fiscal year 2015.
-	Basic and diluted net income per ADS were US$1.29 and US$1.21, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$1.61 and US$1.49, respectively.
-	Total student enrollments in fiscal year 2016 increased by 54.6% year-over-year to 2,309,830 from approximately 1,494,430 in the same period of the prior year.
-	Total physical network increased from 289 learning centers in 19 cities as of February 28, 2015 to 363 learning centers in 25 cities as of February 29, 2016, including 41 learning centers in 5 cities from the new business acquisition of Firstleap.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2016

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28/29,
	2015	2016	Pct. Change
Net revenues	123,205	175,049	42.1%
Net income attributable to TAL	13,729	10,859	-20.9%
Non-GAAP net income attributable to TAL	19,037	19,455	2.2%
Operating income	14,855	16,647	12.1%
Non-GAAP operating income	20,162	25,243	25.2%
Net income per ADS attributable to TAL – basic	0.17	0.14	-21.7%
Net income per ADS attributable to TAL – diluted	0.17	0.13	-22.8%
Non-GAAP net income per ADS attributable to TAL – basic	0.24	0.24	1.2%
Non-GAAP net income per ADS attributable to TAL – diluted	0.23	0.23	-0.1%
Total student enrollments in small class, one-on-one, and online courses	502,350	788,320	56.9%

	Fiscal Year Ended
	February 28/29,
	2015	2016	Pct. Change
Net revenues	433,970	619,949	42.9%
Net income attributable to TAL	67,157	102,879	53.2%
Non-GAAP net income attributable to TAL	85,598	128,726	50.4%
Operating income	67,248	85,052	26.5%
Non-GAAP operating income	85,689	110,899	29.4%
Net income per ADS attributable to TAL – basic	0.85	1.29	51.5%
Net income per ADS attributable to TAL – diluted	0.82	1.21	46.9%
Non-GAAP net income per ADS attributable to TAL – basic	1.08	1.61	48.8%
Non-GAAP net income per ADS attributable to TAL – diluted	1.03	1.49	44.3%
Total student enrollments in small class, one-on-one, and online courses	1,494,430	2,309,830	54.6%

“We are pleased with our fourth quarter and full fiscal year results, which reflect the continuous strong growth momentum for small class in the outer cities. Due to high demand for our tutoring services, we expanded small class classroom capacity by over 50% in fiscal year 2016 compared to the previous year and managed higher utilization rates throughout the year,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

“During fiscal year 2016, we continued to make solid progress in bringing together the technology, community and education resources to become a leading technology-focused education services provider in China, through both in-house development and strategic investments.” Mr. Luo added, “Our outlook for further enrollment-driven growth in fiscal year 2017 is positive. We plan to maintain a healthy pace of demand-based expansion of our learning center network while we continue to invest in O2O business and other new initiatives.”

Financial Results for the Fourth Quarter of Fiscal Year 2016

Net Revenues

In the fourth quarter of fiscal year 2016, TAL reported net revenues of US$175.0 million, representing a 42.1% increase from US$123.2 million in the fourth quarter of fiscal year 2015. The increase was mainly driven by an increase in total student enrollments, which increased by 56.9% to approximately 788,320 from approximately 502,350 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses. Average selling price (ASP) decreased by 9.4% from US$245 in the fourth quarter of fiscal year 2015 to US$222 in the same quarter of fiscal year 2016. The decrease in ASP was mainly attributable to more enrollment contribution from small class and online courses offerings, as well as foreign exchange rate fluctuation.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2016, operating costs and expenses were US$158.5 million, a 45.9% increase from US$108.6 million in the fourth quarter of fiscal year 2015. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$149.9 million, a 45.1% increase from US$103.3 million in the fourth quarter of fiscal year 2015.

Cost of revenues increased by 50.0% to US$88.8 million, from US$59.2 million in the fourth quarter of fiscal year 2015. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 50.0% to US$88.8 million from US$59.2 million in the fourth quarter of fiscal year 2015.

Selling and marketing expenses increased by 41.1% to US$22.3 million from US$15.8 million in the fourth quarter of fiscal year 2015. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 40.5% to US$21.5 million from US$15.3 million in the fourth quarter of fiscal year 2015. The increase of selling and marketing expenses in the fourth quarter of fiscal year 2016 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 40.9% to US$47.4 million from US$33.6 million in the fourth quarter of fiscal year 2015. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 37.4% to US$39.6 million from US$28.8 million in the fourth quarter of fiscal year 2015.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 62.0% to US$8.6 million in the fourth quarter of fiscal year 2016 from US$5.3 million in the same period of fiscal year 2015. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2016.

Gross Profit

Gross profit increased by 34.8% to US$86.3 million from US$64.0 million in the fourth quarter of fiscal year 2015.

Income from Operations

Income from operations increased by 12.1% to US$16.6 million from US$14.9 million in the fourth quarter of fiscal year 2015. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 25.2% to US$25.2 million from US$20.2 million in the fourth quarter of fiscal year 2015.

Other (expenses)/income

Other income was US$0.2 million in the fourth quarter of fiscal year 2016, compared to other expense of US$2.9 million in the fourth quarter of fiscal year 2015. Other income for the fourth quarter of fiscal year 2016 was mainly due to a gain from transfer of a nonfinancial asset and a gain on re-measurement of fair value of a noncontrolling equity investment in connection with a business acquisition, partially offset by realized exchange losses arising from the conversion of the majority of the holding company’s cash denominated in RMB into cash in U.S. Dollars.

Net Income Attributable to TAL Education Group

Net income attributable to TAL decreased by 20.9% to US$10.9 million from US$13.7 million in the fourth quarter of fiscal year 2015. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 2.2% to US$19.5 million from US$19.0 million in the fourth quarter of fiscal year 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.14 and US$0.13, respectively, in the fourth quarter of fiscal year 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.24 and US$0.23, respectively.

Capital Expenditures

Capital expenditures for the fourth quarter of fiscal year 2016 were US$11.6 million, an increase of US$1.5 million from US$10.1 million in the fourth quarter of fiscal year 2015. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Financial Results for the Fiscal Year Ended February 29, 2016

Net Revenues

For fiscal year 2016, TAL reported net revenues of US$619.9 million, representing a 42.9% increase from US$434.0 million in fiscal year 2015. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 54.6% to approximately 2,309,830 from approximately 1,494,430 in the prior year. The increase in total student enrollments resulted primarily from increases of enrollments in the small class offerings and online courses. ASP was US$268 in fiscal year 2016, a decrease from US$290 in fiscal year 2015. The decrease of ASP was mainly due to more enrollment contribution from online courses and small class offerings and the foreign exchange rate fluctuation, and was partially offset by the increase in the hourly rate of the small class course offerings.

Operating Costs and Expenses

In fiscal year 2016, operating costs and expenses were US$538.2 million, a 46.6% increase from US$367.2 million in fiscal year 2015. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$512.4 million, a 46.9% increase from US$348.7 million in fiscal year 2015.

Cost of revenues increased by 49.5% to US$303.6 million from US$203.1 million in fiscal year 2015. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 49.5% to US$303.6 million from US$203.0 million in fiscal year 2015.

Selling and marketing expenses increased by 36.5% to US$73.6 million from US$53.9 million in fiscal year 2015. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 37.2% to US$71.1 million from US$51.8 million in fiscal year 2015. The increase of selling and marketing expenses in fiscal year 2016 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 46.1% to US$161.0 million from US$110.2 million in fiscal year 2015. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 46.6% to US$137.7 million from US$93.9 million in fiscal year 2015.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 40.2% to US$25.8 million in fiscal year 2016 from US$18.4 million in fiscal year 2015. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2016.

Gross Profit

Gross profit increased by 37.0% to US$316.3 million from US$230.9 million in fiscal year 2015.

Income from Operations

Income from operations increased by 26.5% to US$85.1 million from US$67.2 million in fiscal year 2015. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 29.4% to US$110.9 million from US$85.7 million in fiscal year 2015.

Other (expenses)/income

Other expense was US$2.5 million for fiscal year 2016, compared to US$2.0 million for fiscal year 2015. The increase was mainly due to the increase in exchange losses arising from the more significant depreciation of RMB against U.S. Dollar in fiscal year 2016, partially offset by a gain from transfer of a nonfinancial asset and a gain on re-measurement of fair value of a noncontrolling equity investment in connection with a business acquisition. As the holding company had been holding a significant portion of cash balance denominated in RMB and reported in US Dollars, until the majority of the cash in RMB were converted into U.S. Dollar in the fourth quarter of fiscal year 2016, it had been benefiting from exchange gains in times of relative strength of the RMB and incurring exchange losses in times of relative strength of the U.S. Dollar.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$7.5 million, because there were other-than-temporary declines in the value of long-term investments in several investees, primarily due to significant deteriorations in their operations, earnings performance and abilities to continue as a going concern.

Gain from disposal of components

Gain from disposal of components were US$50.4 million, which was mainly derived from a transaction in which the Company transferred its one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party. US$12.6 million of income tax expense was accrued in connection to the gain from disposal of components by applying applicable Enterprise Income Tax (“EIT”) rates.

Income Tax Expense

Income tax expense was US$33.5 million in fiscal year 2016, compared to US$9.4 million in fiscal year 2015. The increase was mainly due to accrued one-off income tax expense of US$12.5 million related to gain from disposal of one-on-one business in Guangzhou and an increase of US$7.3 million in income tax expense due to the expiration of an EIT exemption period for one of TAL’s subsidiaries, Beijing Xintang Sichuang Education Technology Co., Ltd., upon which the subsidiary became subject to an EIT rate of 12.5%.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 53.2% to US$102.9 million from US$67.2 million in fiscal year 2015. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 50.4% to US$128.7 million from US$85.6 million in fiscal year 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$1.29 and US$1.21, respectively, in fiscal year 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$1.61 and US$1.49, respectively.

Capital Expenditures

Capital expenditures for fiscal year 2016 were US$35.1 million, an increase of US$4.5 million from US$30.6 million in fiscal year 2015. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Term Deposits

As of February 29, 2016, the Company had US$434.0 million of cash and cash equivalents and US$17.3 million of term deposits, compared to US$470.2 million of cash and cash equivalents and US$21.2 million of term deposits as of February 28, 2015.

Deferred Revenue

As of February 29, 2016, the Company’s deferred revenue balance was US$289.3 million, compared to US$177.6 million as of February 28, 2015, representing a year-over-year increase of approximately 62.8%, mainly due to the acquisition of Firstleap.

Business Outlook

Taking into consideration the recent significant change in RMB exchange rate against the U.S. dollar, based on the Company’s current estimates, total net revenues for the first quarter of fiscal year 2017 are expected to be between US$181.1 million and US$183.2 million, representing an increase of 40% to 42% on a year-over-year basis. If not including the impact from the recent depreciation of RMB against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 45% to 47% for the first quarter of fiscal year 2017.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and the fiscal year ended February 29, 2016 at 8:00 a.m. Eastern Time on April 28, 2016 (8:00 p.m. Beijing time on April 28, 2016).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- Mainland China toll free:	400-620-8038
- International toll:	+65-6713-5090
Conference ID:	69723231

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, May 6, 2016 (11:59 a.m. Beijing time, May 7, 2016).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- Mainland China toll free:	400-602-2065
- International toll:	+61-2-8199-0299
Conference ID:	69723231

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2017 and the fiscal year ending February 28, 2017, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 363 physical learning centers as of February 29, 2016, located in 25 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou and Hefei. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2015	As of February 29, 2016
ASSETS

Current assets
Cash and cash equivalents	$470,157,430	$434,042,036
Term deposits	21,229,763	17,292,636
Restricted cash-current	606,169	1,083,787
Short-term investments	765,611	27,470,431
Inventory	544,085	600,441
Amounts due from related parties-current	159,502	2,594,430
Deferred tax assets-current	4,562,034	738,406
Income tax receivable	3,222,529	-
Prepaid expenses and other current assets	38,185,411	32,037,407
Total current assets	539,432,534	515,859,574
Restricted cash-non-current	3,773,302	3,881,858
Property and equipment, net	93,575,648	114,629,683
Deferred tax assets-non-current	1,708,212	6,654,778
Rental deposit	11,034,812	17,114,552
Intangible assets, net	3,687,255	15,194,421
Goodwill	12,330,326	87,022,517
Amounts due from related parties-non-current	319,005	1,342,999
Long-term investments	97,359,075	274,356,960
Long-term prepayments and other non-current assets	9,194,468	25,321,691
Total assets	$772,414,637	$1,061,379,033

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 4,115,254 and 9,371,013 as of February 28, 2015, and February 29, 2016, respectively)	$4,705,492	$10,404,047
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 154,982,001 and 260,137,064 as of February 28, 2015, and February 29, 2016, respectively)	177,639,939	280,934,750
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 22,077 and 4,277,896 as of February 28, 2015, and February 29, 2016, respectively)	22,077	4,277,896
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 30,106,008 and 51,183,663 as of February 28, 2015, and February 29, 2016, respectively)	43,988,602	70,267,551
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 4,193,507 and 15,525,069 as of February 28, 2015, and February 29, 2016, respectively)	6,136,813	17,187,453
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and 57,230 as of February 28, 2015, and February 29, 2016, respectively)	62,100	91,730
Total current liabilities	232,555,023	383,163,427
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and 8,346,457 as of February 28, 2015, and February 29, 2016, respectively)	-	8,346,457
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 215,764 and 1,164,389 as of February 28, 2015, and February 29, 2016, respectively)	226,792	1,304,361
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2015, and February 29, 2016, respectively)	226,062,006	227,827,301
Total liabilities	458,843,821	620,641,546
TAL Education Group Shareholders’ Equity

Class A common shares	88,372	90,310
Class B common shares	71,456	71,456
Additional paid-in capital	82,479,806	108,404,873
Statutory reserve	18,961,627	22,981,900
Retained earnings	207,522,766	306,381,011
Accumulated other comprehensive income	4,168,548	(949,647)
Total TAL Education Group’s equity	313,292,575	436,979,903
Noncontrolling interest	278,241	3,757,584
Total equity	313,570,816	440,737,487
Total liabilities and equity	$772,414,637	$1,061,379,033

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2015	2016	2015	2016
Net revenues	$123,204,551	$175,048,674	$433,969,569	$619,948,777
Cost of revenues (note 1)	59,185,331	88,774,459	203,073,957	303,634,829
Gross profit	64,019,220	86,274,215	230,895,612	316,313,948
Operating expenses (note 1)
Selling and marketing	15,796,961	22,295,986	53,881,815	73,567,617
General and administrative	33,627,409	47,393,529	110,230,010	161,021,637
Total operating expenses	49,424,370	69,689,515	164,111,825	234,589,254
Government subsidies	260,002	62,535	464,327	3,327,169
Income from operations	14,854,852	16,647,235	67,248,114	85,051,863
Interest income	4,967,407	4,184,001	16,613,656	17,732,879
Interest expense	(1,872,138)	(1,886,730)	(5,811,288)	(7,499,323)
Other (expenses)/income	(2,856,183)	247,820	(2,010,109)	(2,522,253)
Gain from disposal of components	-	-	-	50,377,126
Gain on fair value change from long-term investments	199,000	134,852	1,202,000	1,265,852
Impairment loss on long-term investments	-	-	-	(7,503,944)
Income before provision for income tax and loss from equity method investments	15,292,938	19,327,178	77,242,373	136,902,200
Provision for income tax	(1,129,266)	(8,229,596)	(9,368,541)	(33,482,744)
Loss from equity method investments	(423,225)	(342,325)	(729,811)	(663,256)
Net income	13,740,447	10,755,257	67,144,021	102,756,200
Add: Net (income)/loss attributable to noncontrolling interest	(11,226)	103,973	12,554	122,318
Total net income attributable to TAL Education Group	$13,729,221	$10,859,230	$67,156,575	$102,878,518

Net income per common share

Basic	$0.09	$0.07	$0.42	$0.64
Diluted	0.08	0.06	0.41	0.60
Net income per ADS (note 2)

Basic	$0.17	$0.14	$0.85	$1.29
Diluted	0.17	0.13	0.82	1.21

Weighted average shares used in calculating net income per common share
Basic	159,085,889	160,693,380	158,381,576	160,109,169
Diluted	164,156,582	168,185,267	163,589,649	183,056,255

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28/29,		Ended February 28/29,
	2015	2016	2015	2016

Cost of revenues	$13,272	$9,414	$47,808	$42,679
Selling and marketing	509,161	819,275	2,072,742	2,479,864
General and administrative	4,784,931	7,766,622	16,320,526	23,324,954
Total	$5,307,364	$8,595,311	$18,441,076	$25,847,497

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2015	2016	2015	2016

Net income	$13,740,447	$10,755,257	$67,144,021	$102,756,200
Other comprehensive loss, net of tax	(4,131,675)	(4,589,245)	(3,678,886)	(5,116,019)
Comprehensive income	9,608,772	6,166,012	63,465,135	97,640,181
Add: Comprehensive (income)/loss attributable to noncontrolling interest	(5,512)	96,926	13,576	120,142
Comprehensive income attributable to TAL Education Group	$9,603,260	$6,262,938	$63,478,711	$97,760,323

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28/29,		For the Fiscal Year Ended February 28/29,
	2015	2016	2015	2016

Cost of revenues	$59,185,331	$88,774,459	$203,073,957	$303,634,829
Share-based compensation expense in cost of revenues	13,272	9,414	47,808	42,679
Non-GAAP cost of revenues	59,172,059	88,765,045	203,026,149	303,592,150

Selling and marketing expenses	15,796,961	22,295,986	53,881,815	73,567,617
Share-based compensation expense in selling and marketing expenses	509,161	819,275	2,072,742	2,479,864
Non-GAAP selling and marketing expenses	15,287,800	21,476,711	51,809,073	71,087,753
General and administrative expenses	33,627,409	47,393,529	110,230,010	161,021,637
Share-based compensation expense in general and administrative expenses	4,784,931	7,766,622	16,320,526	23,324,954
Non-GAAP general and administrative expenses	28,842,478	39,626,907	93,909,484	137,696,683

Operating costs and expenses	108,609,701	158,463,974	367,185,782	538,224,083
Share-based compensation expense in operating costs and expenses	5,307,364	8,595,311	18,441,076	25,847,497
Non-GAAP operating costs and expenses	103,302,337	149,868,663	348,744,706	512,376,586

Income from operations	14,854,852	16,647,235	67,248,114	85,051,863
Share based compensation expenses	5,307,364	8,595,311	18,441,076	25,847,497
Non-GAAP income from operations	20,162,216	25,242,546	85,689,190	110,899,360

Net income attributable to TAL Education Group	13,729,221	10,859,230	67,156,575	102,878,518
Share based compensation expenses	5,307,364	8,595,311	18,441,076	25,847,497
Non-GAAP net income attributable to TAL Education Group	$19,036,585	$19,454,541	$85,597,651	$128,726,015

Net income per ADS
Basic	$0.17	$0.14	$0.85	$1.29
Diluted	0.17	0.13	0.82	1.21
Non-GAAP net income per ADS
Basic	$0.24	$0.24	$1.08	$1.61
Diluted	0.23	0.23	1.03	1.49

ADSs used in calculating net income per ADS
Basic	79,542,945	80,346,690	79,190,788	80,054,585
Diluted	82,078,291	84,092,634	81,794,824	91,528,128
ADSs used in calculating Non-GAAP net income per ADS
Basic	79,542,945	80,346,690	79,190,788	80,054,585
Diluted	90,828,196	92,842,539	88,602,970	91,528,128